

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 22, 2015

<u>Via E-mail</u>
Jack Fonss
President and Chief Executive Officer
AccuShares Trust I
300 First Stamford Place, 4th Floor East
Stamford, CT 06902

> **Re: AccuShares Trust I**
> **Post-Effective Amendment to Form S-1**
> **Filed September 23, 2015**
> **File No. 333-194666**

Dear Mr. Fonss:

   We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the addition of the Tuesday Share Index Factor Reset Date, pursuant to which the Share Index Factor will reset every Tuesday rather than monthly on the Regular Distribution Date. We also note your disclosure on page 75 showing the impact of weekly resetting of the Share Index Factors, specifically that the Class Value is $0.1378 higher where the Underlying Index has increased in even amounts over the course of the Measuring Period, rather than an increase which has occurred at the end of the Measuring Period. Please explain why this new mechanism whereby the Share Index Factors will be reset weekly is not a material change to the terms of the Up Shares and the Down Shares previously registered on your Form S-1 and why such changes do not involve new securities from those previously registered. In addition, please explain how the modified terms affect the Fund's outstanding securities.

Risk Factors, page 27

The Inability to Register or Otherwise Obtain Regulatory Approval . . ., page 35

2. We note your revised risk factor disclosure on page 35 disclosing the largest closing trading price premium and discount for the Up and Down Shares as of June 30, 2015. Please update your disclosure to provide the largest closing trading price premium and discount for the two classes of shares as of a more recent date. Please also update this risk factor to discuss the corrective distribution declared on September 15, 2015, and the estimated corrective distribution announced on October 9, 2015.

Distributions and Distribution Dates

Determination of Regular and Special Distribution Amounts and Share Index Factors, page 67

3. We note your revised table on page 74 demonstrating the Underlying Index Level, Shares Value, Up Share Index Factor, and Down Share Index Factor over three distribution dates whereby the Index movement occurs at the end of the respective Measuring Period. Please add disclosure to this table to demonstrate to investors how the respective Shares Value and Up/Down Share Index Factors are calculated over the course of the three distribution dates.

4. We note the table added on page 75 demonstrating that the Share Index Factor at the end of the illustrated period is slightly higher in an instance in which the Underlying Index has increased in even amounts over the course of the measuring period, rather than in an instance where the increase occurred at the end of the Measuring Period. Please add disclosure describing why and how this difference is important to investors.

Financial Statements, page F-1

5. We note that you have only included unaudited financial statements as of March 31, 2015. Please update your financials in your next amendment in accordance with Article 3-12 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3655 with other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Kathleen Moriarty, Esq.
        Kaye Scholer LLP